EXHIBIT 20.1
------------
NEWS RELEASE
APRIL 27, 1999
                              CONTACTS: PAUL S. DUNN, INVESTOR RELATIONS, OR
                                        MAURICE R. TAYLOR, II, CHAIRMAN AND CEO,
                                        AT CHRONIMED INC. (612) 979-3600


              CHRONIMED ANNOUNCES THIRD QUARTER FISCAL 1999 RESULTS
   ALSO ANNOUNCES ENGAGEMENT OF PAINE WEBBER TO EXPLORE STRATEGIC ALTERNATIVES

MINNEAPOLIS, APRIL 27, 1999 -- CHRONIMED INC. (NASDAQ: CHMD), today announced third quarter revenue and net income for the period ended April 2, 1999.

         Chronimed reported record revenue for the third quarter ended April 2, 1999 of $51.7 million, up 53 percent from $33.7 million in last year's third quarter. Income from operations was $740,000 for the quarter compared to $2.1 million last year. Net income per diluted share for the third quarter was four cents compared to twelve cents last year.

         For the nine-month period, revenue grew 43 percent to $143.2 million, up from $100.1 million last year. Income from operations was $6.3 million for the nine-month period compared to $7.6 million last year. Net income per diluted share was 36 cents per share compared to 43 cents per share last year.

         Commenting on the third quarter results, Chronimed's chairman and chief executive officer Maurice R. Taylor, II, said, "I am very happy with the tremendous revenue growth and the increased market share we generated in the third quarter. While our earnings this quarter have not kept pace, we know the reasons for this situation and believe them to be correctable. Consequently, we are absolutely focused on improving profitability in every aspect of our business as we move into fiscal fourth quarter and beyond."

         Mr. Taylor also stated, "Chronimed has engaged PaineWebber to explore strategic alternatives to enhance shareholder value which may include a merger or sale of all or part of the company. I want to caution, however, that we have not entered into any agreements or commitments concerning any alternatives. In addition, Chronimed's Board of Directors may determine, at any time, not to proceed with any of these alternatives or their exploration. Finally, we will not comment any further regarding these matters unless and until we decide to proceed with a particular transaction."

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CHRONIMED ANNOUNCES THIRD QUARTER FISCAL 1999 RESULTS
APRIL 27, 1999 - PAGE TWO



         For the third quarter, revenue from the Specialty Pharmacy Services business grew 40 percent over last year's third quarter on the strength of the Injectables program. Disease Management, with its focus on HIV/AIDS, grew 121 percent, from $8.0 million to $17.7 million, driven by the StatScript pharmacy network. In the Diagnostic Products segment, revenue grew $1.3 million or 20 percent, offset by a $500,000 revenue drop from the discontinuance of the Publishing business.

         Income from operations for the third quarter was down significantly, from $2.1 million and 6.2 percent of revenue last year to $740,000 and 1.4 percent of revenue this year. The decline is due primarily to gross profit pressure in Diagnostic Products and Specialty Pharmacy Services. In Diagnostic Products, most of the gross profit pressure has come from less-than-expected revenues and profitability from newer blood glucose and urine diagnostic products. In Specialty Pharmacy Services, gross profit pressure has come from the high-growth Injectables program due to aggressive pricing aimed at gaining market share and creating disease management opportunities.

         Chronimed Inc. is a leading integrated healthcare company specializing in diagnostic products, specialty pharmacy services, and disease management for people with chronic health conditions. The Company develops, manufactures, markets, and distributes pharmaceuticals, medical diagnostic products, and provides specialized patient management services nationwide for people with long-term chronic conditions such as HIV/AIDS, diabetes, organ transplants, and diseases treated with injectable medications. Chronimed works directly with patients, providers, and payors to improve clinical and cost-of-care outcomes. Chronimed's web site address is www.chronimed.com.

         As a cautionary note to investors, certain matters discussed in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such matters involve risks and uncertainties that may cause actual results to differ materially, including the following: changes in economic conditions; general competitive factors; pressures on gross profit margins; the Company's ability to execute its sales and marketing plans; changes in the status of managed care contracts; changes in ownership; material litigation; and the risks described from time to time in the Company's public reports filed with the SEC.




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CHRONIMED ANNOUNCES THIRD QUARTER FISCAL 1999 RESULTS
APRIL 27, 1999 - PAGE THREE



                                 CHRONIMED INC.

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                           THIRD QUARTER ENDED             NINE MONTHS ENDED
                                           -------------------             -----------------
                                          4/2/99        3/27/98           4/2/99       3/27/98

Revenue                                  $51,683        $33,699          $143,159      $100,143
         Percent increase                     53%                              43%


Income from operations                   $   736        $ 2,084          $  6,332      $  7,638
         Percent of revenue                  1.4%           6.2%              4.4%          7.6%


Net income                               $   466        $ 1,475          $  4,415      $  5,290
         Percent of revenue                  0.9%           4.4%              3.1%          5.3%


Net income per share - basic             $   .04        $   .12          $    .36      $    .44
Net Income per share - diluted               .04            .12               .36           .43



Average shares outstanding - basic        12,109         11,965            12,108        11,943
Average shares outstanding - diluted      12,223         12,271            12,263        12,206

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